KCI KONECRANES

FILE 82-4297

Administration and Communications
Liisa Siren
Tel. +358-20 427 2016
Fax +358-20 427 2103
Email: liisa.siren@kcigroup.com

11 November, 2002

re Rule 12 g3-2(b)

02055974

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes International Plc (the "Company"). We hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company between June 2001 and August 2002.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Franciska Janzon
Investor Relations Manager

Liisa Siren
secretary

KONECRANES

PRESS RELEASE

Group Communications and Investor Relations
Franciska Janzon

6 November, 2002
5.10 p.m.

THE PENSION INSURANCE COMPANY ILMARINEN LTD'S SHAREHOLDING IN KCI KONECRANES INTERNATIONAL PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

On November 6, 2002 The Pension Insurance Company Ilmarinen informed KCI Konecranes International Plc that the holding of shares by Ilmarinen in KCI Konecranes International Plc has exceeded 5 % of the paid up share capital and the voting rights of the Company.

After the transactions made on November 6, 2002, Ilmarinen owns a total of 756.900 shares.

KCI Konecranes' share capital is 30,000,000 EUR and the total number of shares is 15,000,000. Each share is entitled to one vote. As a consequence, the number of shares held by the shareholder amounts to 5.04 percent of the paid up share capital and to 5.08 percent of the voting rights of the Company.

For further information, please contact:
KCI Konecranes International Plc
Franciska Janzon, Investor Relations Manager
Tel. +358-40 746 83 81